UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Expands Its Presence in the Campos Basin with the Acquisition of Part of the Argonauta Ring-Fence

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Rio de Janeiro, April 27, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that it has entered into an agreement to acquire 100% of a portion of the ring-fence of the Argonauta Field (BC-10 Concession) in the Campos Basin, currently held by Shell (Shell Brasil Petróleo Ltda.), ONGC (ONGC Campos Ltda.), and Brava (Enauta Petróleo e Gás Ltda.).The acquired portion corresponds to the area of the Argonauta Field that holds 0.86% of the shared pre-salt Jubarte reservoir (the “Jubarte Shared Reservoir”), related to the Unitization Agreement (Acordo de Individualização da Produção – “AIP”) in effect since August 1, 2025, as disclosed to the market on July 23, 2025.

The total consideration for the transaction will be the sum of R$ 700 million and US$ 150 million, with payment expected to be made in three installments, as follows: (i) the first installment, in the amount of R$ 100 million, upon closing of the transaction (“Closing”); (ii) the second installment, in the amount of R$ 600 million, on January 15, 2027 or at Closing, whichever occurs later; and (iii) the third installment, in the amount of US$ 150 million, two years after Closing. The amounts are subject to price adjustments as defined in the agreement.

Upon completion of the transaction, Petrobras will hold a 98.11% interest in the Jubarte Shared Reservoir, while the Federal Government, represented by Pré-Sal Petróleo S.A. (“PPSA”), will maintain its 1.89% interest related to the extension of the reservoir into non-contracted areas. In addition, upon closing of the transaction, the negotiation process for equalization among Petrobras, Shell, ONGC, and Brava—whose progress was disclosed in a release dated October 20, 2025—will be concluded, as will any ongoing or potential negotiations related to unitization of production and/or equalization of any shared reservoirs between Jubarte and the portion of the ring-fence subject to this transaction.

The acquisition offers attractive economic and financial terms, simplifies asset management, and is aligned with Petrobras’ Business Plan, strengthening our operations in the Campos Basin and maximizing value with a focus on profitable assets.

Closing of the transaction is subject to the satisfaction of conditions precedent set forth in the purchase and sale agreement, including approval by the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis – “ANP”) and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – “CADE”).

About Parque das Baleias

The Jubarte Shared Reservoir is operated by Petrobras in an integrated manner with the production infrastructure of the area known as Parque das Baleias. Parque das Baleias is a group of fields located in the northern portion of the Campos Basin, in water depths between approximately 1,220 and 1,400 meters, with Jubarte as its main field. The assets are operated by Petrobras through the P-57 and P-58 platforms, the FPSO Cidade de Anchieta, and the FPSO Maria Quitéria, with current production of approximately 210 thousand barrels of oil per day.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Figure 1 – Location of the ring-fence subject to the transaction

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer